* AP
10/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | 12.00 |

[redacted]

11023148

| SEC FILE NUMBER |
|---|
| 8-67926 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Abbey Capital (US) LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, Suite 623
(No. and Street)

New York | New York | 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack | (917) 923-1478
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

| 100 Park Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 07 2011
02 REGISTRATIONS BRANCH

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



2A AP
10/19

## OATH OR AFFIRMATION

I, Helen Doody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abbey Capital (US), LLC ,as of June 30 , 2011 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

8/31/11

Notary Public

JENNIFER KRUGLER
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN BRONX COUNTY
REG. #01KR6175227
MY COMM EXPIRES OCT. 9, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

## Independent Auditors' Report

To the Member
Abbey Capital (US) LLC

We have audited the accompanying statement of financial condition of Abbey Capital (US) LLC (the "Company") as of June 30, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abbey Capital (US) LLC as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

September 1, 2011

# Abbey Capital (US) LLC

## Statement of Financial Condition

| *June 30, 2011* | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $173,093 |
| Accounts receivable | 43,696 |
| Prepaid expenses | 6,253 |
| Security deposits | 34,444 |
| Fixed assets (net of accumulated depreciation of $1,140) | 3,101 |
| **Total Assets** | **$260,587** |
| **Liabilities and Member's Equity** | |
| **Liabilities:** | |
| Accrued expenses and other liabilities | $ 50,280 |
| **Total Liabilities** | **50,280** |
| **Commitments and Contingencies (Note 4)** | |
| **Member's Equity:** | |
| Common units | 1,000 |
| Retained earnings | 74,684 |
| Retained earnings - post March 1, 2010 | 134,623 |
| **Total Member's Equity** | **210,307** |
| **Total Liabilities and Member's Equity** | **$260,587** |

*See accompanying notes to financial statements.*

# Abbey Capital (US) LLC

## Statement of Income

| *Year ended June 30, 2011* | |
|---|---|
| **Revenues:** | |
| Reimbursement from related party | $1,877,748 |
| **Expenses:** | |
| Salaries | 1,131,682 |
| Rent expense | 161,510 |
| Insurance expense | 64,482 |
| Payroll taxes | 57,565 |
| Travel expense | 67,266 |
| General administration | 293,219 |
| **Total Expenses** | 1,775,724 |
| **Net Income Before Provision for Income Taxes** | 102,024 |
| **Provision for Income Taxes** | 49,288 |
| **Net Income** | $ 52,736 |

*See accompanying notes to financial statements.*

# Abbey Capital (US) LLC

## Statement of Changes in Member's Equity

*Year ended June 30, 2011*

| | Common Units | Retained Earnings | Retained Earnings Post March 1, 2010 | Total Member's Equity |
|---|---|---|---|---|
| **Balances, July 1, 2010** | $ 1,000 | $ 74,684 | $ 16,356 | **$ 92,040** |
| Capital contributions | - | - | 65,531 | **65,531** |
| Net income | - | - | 52,736 | **52,736** |
| **Balances, June 30, 2011** | **$1,000** | **$74,684** | **$134,623** | **$210,307** |

*See accompanying notes to financial statements.*

# Abbey Capital (US) LLC

## Statement of Cash Flows

| *Year ended June 30, 2011* | |
|---|---|
| **Cash Flows From Operating Activities:** | |
| Net income | $ 52,736 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 1,095 |
| (Increase) decrease in: | |
| Accounts receivable | (31,584) |
| Prepaid expenses | 2,936 |
| Increase in: | |
| Accrued expenses and other liabilities | 17,582 |
| **Net Cash Provided By Operating Activities** | 42,765 |
| **Cash Flows From Investing Activities:** | |
| Security deposits | (14,984) |
| Purchase of fixed assets | (2,608) |
| **Net Cash Used In Investing Activities** | (17,592) |
| **Cash Flows From Financing Activities:** | |
| Capital contributions | 65,531 |
| **Net Increase in Cash and Cash Equivalents** | 90,704 |
| **Cash and Cash Equivalents, Beginning of Year** | 82,389 |
| **Cash and Cash Equivalents, End of Year** | $173,093 |

*See accompanying notes to financial statements.*

## 1. Organization

Abbey Capital (US) LLC (the "Company") is a privately held limited liability company formed in New York in February 2008 for the purpose of conducting business as a securities broker-dealer ("BD"). As a BD, the Company is registered with the Financial Industry Regulatory Authority ("FINRA") and markets investments in securities exempt from registration with the Securities and Exchange Commission.

Administrative expenses incurred by the Company are reimbursed by the sole member on a monthly basis and recorded as reimbursement income from related party in the statement of operations.

In March 2010, the Company's ownership changed and the Company became a wholly-owned subsidiary of Abbey Capital Limited (the "Parent"), a company domiciled in Dublin, Ireland. At the same time, the Company changed its name from Celtic Advisor LLC to Abbey Capital (US) LLC and its fiscal and tax year end to June 30$^{th}$.

## 2. Summary of Significant Accounting Policies

### *Basis of Presentation*

The financial statements have been prepared in United States (U.S.) dollars in accordance with accounting principles generally accepted in the United States of America.

### *Cash and Cash Equivalents*

The Company considers all highly liquid investments, with original maturities of less than ninety days, as cash and cash equivalents.

### *Fixed Assets - Net*

Fixed assets are depreciated over the estimated useful lives of the assets (five to seven years) using the straight-line method. Depreciation expense for the year ended June 30, 2011 was $1,095 and is included in general administration.

### *Revenue Recognition*

Retainer revenues and related fees are recorded when they are earned and the Company is reasonably assured of their collection.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

### *Income Taxes*

For income tax purposes, the Company is taxed as a C corporation under the Internal Revenue Code.

The Company recognizes current tax assets and liabilities for estimated Federal, state and local income taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their realizability exists.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended June 30, 2011 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company does business; however, no reserves for uncertain tax positions were required to have been recorded as a result of the application of ASC 740 for the year ended June 30, 2011. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. As of June 30, 2011, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

## 3. Related Party Transactions

The Company is reimbursed by the Parent for administrative expenses incurred.

During the year ended June 30, 2011, the Company received $1,877,748 in reimbursements recorded as income in the statement of income. At June 30, 2011, there were reimbursements of $43,696 outstanding recorded as accounts receivable on the accompanying statement of financial condition.

## 4. Income Taxes

The Company's income tax provision consists primarily of Federal income taxes. At June 30, 2011, the Company had no deferred tax assets or liabilities. The primary difference between the Company's Federal statutory tax rate and its effective tax rate is due to the benefit of state and local taxes. The following are the components of the provision for income taxes:

| *Description* | Amount |
| --- | --- |
| Federal | $30,287 |
| New York State | 8,458 |
| New York City | 10,543 |
| | $49,288 |

## 5. Commitments and Contingencies

The Company rents office space in New York City on a rolling six-month basis.

Rent expense for the year amounted to $161,510.

## 6. Concentration of Credit Risk

The Company relies upon the financial support of the Parent. A withdrawal of support would have a material adverse effect upon the Company's ability to continue as a going concern.

## 7. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2011, the Company had regulatory net capital of approximately $122,800 and a minimum regulatory net capital requirement of approximately $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .41 to 1 at June 30, 2011. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

## 8. Supplemental Cash Flow Disclosures

During the year ended June 30, 2011, the Company paid $41,961 for income taxes.

## 9. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through September 1, 2011, the date the financial statements were available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statements.

# Abbey Capital (US) LLC

## Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

| *June 30, 2011* | |
|---|---|
| **Computation of Net Capital Pursuant to Rule 15c3-1** | |
| **Computation of Net Capital:** | |
| Total member's equity from the balance sheet | $210,307 |
| Less: Nonallowable assets: | |
| Accounts receivable | 43,696 |
| Prepaid expenses | 6,253 |
| Security deposits | 34,444 |
| Fixed assets - net | 3,101 |
| **Net Capital** | **$122,813** |
| **Computation of Basic Net Capital Requirement:** | |
| Minimum net capital required, 6 2/3% of $50,280, pursuant to Rule 15c3-1 | $ 3,352 |
| Minimum dollar net capital requirements of reporting broker/dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $117,813 |
| **Computation of Aggregate Indebtedness:** | |
| Accrued expenses and other liabilities | $ 50,280 |
| **Total Aggregate Indebtedness Liabilities** | **$ 50,280** |
| Ratio of aggregate indebtedness to net capital | .41 to 1 |

### Statement Pursuant to Rule 17a-5(d)(4)

Reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 as of June 30, 2011:

| | |
|---|---|
| Net capital as reported | $137,388 |
| Adjustment to accrued expenses | (14,575) |
| **Net Capital, as Adjusted** | **$122,813** |

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

# Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Member
Abbey Capital (US) LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Abbey Capital (US) LLC ("Company") as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

September 1, 2011

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

# Independent Auditors' Report on Applying Agreed-Upon Procedures

To the Member
Abbey Capital (US) LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2011, which were agreed to by Abbey Capital (US) LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011 noting the following difference:

| | As Reported on SIPC-7 | As Reported Audited X-17A-5 | Difference |
|---|---|---|---|
| Revenues | $1,963,825 | $1,877,748 | $86,077 |

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

September 1, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended June 30, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Abbey Capital (US) LLC
Formerly Known as Celtic Advisors LLC
330 MADISON AVE, SUITE 623
New York, NY 10017

SEC# 8-67926, FINRA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Alex Mack, 917-923-1478

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 4908 |
| B. Less payment made with SIPC-6 filed (exclude interest) #1515 3/4/11 Date Paid | | ( 1807 ) |
| C. Less prior overpayment applied | | ( ) |
| D. Assessment balance due or (overpayment) | | 3101 |
| E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum | | |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 3101 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 3101 | |
| H. Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Abbey Capital (US) LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 24 day of August, 20 11.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/10, 20__
and ending 6/30/11, 20__
**Eliminate cents**

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,963,285

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,963,285

2e. General Assessment @ .0025 $ 4908

(to page 1, line 2.A.)